Exhibit 99.1

XPENG Announces Vehicle Delivery Results for December and Fourth Quarter 2024

•	36,695 units delivered in December 2024, an 82% increase year-over-year

•	MONA M03 surpassed 10,000 deliveries for fourth consecutive month

•	91,507 units delivered in Q4 2024, a 52% increase year-over-year, exceeding upper end of quarterly guidance range for Q4

•	190,068 units delivered for the full year 2024, a 34% increase year-over-year

GUANGZHOU, China, Jan. 01, 2025 (GLOBE NEWSWIRE) — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for December and the fourth quarter 2024.

In December 2024, XPENG delivered 36,695 Smart EVs, representing an 82% increase year-over-year and a 19% increase over the prior month, with deliveries of XPENG MONA M03 and XPENG P7+ exceeding 15,000 and 10,000 units respectively. In the fourth quarter of 2024, XPENG delivered 91,507 Smart EVs, a 52% increase year-over-year. Total annual deliveries in 2024 reached 190,068 units, a 34% increase over the prior year.

For the fourth consecutive month since its launch, deliveries of XPENG MONA M03 exceeded 10,000 units. The MONA M03 achieved its 50,000th vehicle production milestone in just four months since its launch, setting a new record for XPENG’s fastest production rollout and continuing to break delivery records for pure electric vehicle production among emerging automakers in China.

In December, XPENG P7+ rolled out second OTA upgrade with the launch of public testing of XOS 5.5.0. The latest XOS version brings advanced smart driving features, including the industry’s first “door-to-door” ADAS powered by a unified software suite, ensuring a seamless experience across various driving scenarios, from parking to highways and urban roads.

XNGP‘s monthly active user penetration rate in urban driving reached 85.12% in December. This month, XPENG hosted the XPENG Turing AI Smart Driving Open Day, showcasing China’s first “door-to-door” capabilities. Looking ahead, XPENG aims to deploy its one-step end-to-end large models to more driving scenarios, further elevating customers’ smart driving experiences.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. XPENG’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.